

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2012

Via E-mail
Eric Tanzberger
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, TX 77019

> **Re:** **Service Corporation International**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 13, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed July 27, 2012**
> **File No. 001-06402**

Dear Mr. Tanzberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

The Company, page 18

1. Please expand this introductory section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company's financial condition and operating results. A good introduction or overview would:

- Include economic or industry-wide factors relevant to the company;

- Provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks. For example, you should discuss:

  o The fact that consumers are increasingly choosing cremations over traditional burials, how the economics involved with a cremation sale differs from a traditional burial sale and the overall impact of this trend on your financial results and condition;

  o Your emphasis on preneed sales, the impact preneed sales have had in supplementing decreased at-need sales and how this change in sales mix affects your financial results and condition; and

  o Management's focus on refreshing package offerings and trainings, providing receptions and events offerings, enhancing cremation packages and generating strong pre-need sales.

  ; And

- Disclose key operating metrics and how management evaluates these metrics.

  For more information, refer to Part III.A. of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

Valuation of Goodwill, page 34

Goodwill, page 46

2. For your most recent annual impairment test performed in the fourth quarter, you used growth rates ranging from 2.6% to 5.66% over a three year-period, plus a terminal value determined using the constant growth method, in projecting future cash flows. Your terminal value was calculated using long-term growth rates of 2.6% and 2.9% for your funeral and cemetery reporting units. However, per your disclosure on page 30, you reported a 2.5% decrease in comparable funeral services due to a decline in deaths in your markets which you believe is consistent with trends experienced by other funeral service providers and industry vendors. We further note your cautionary statements on page 11 concerning the impact of the declining number of deaths in your markets and the continuing upward trend in the number of cremations. Tell us how you considered the declining death trend as well as increased cremation rate in the cash flow assumptions used in connection with your goodwill impairment test.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion And Analysis, page 20

Long-Term Incentive Compensation, page 26

Performance Units, page 27

3. We note that for the 2009 – 2011 performance period the participants earned an award of 196% of target, or 4% below the maximum payout range, based upon relative TSR at the 74[th] percentile or better. Expand your disclosure to explain how varying levels of relative TSR result in the relevant payout percentage. Consider including a chart which denotes the payout percentage at various levels of relative TSR performance. Provide similar disclosure regarding the range of payouts under your Annual Performance-Based Incentives.

Grants of Plan-Based Awards, page 35

4. Please confirm that stock options are granted at an exercise price equal to 100% of the fair market value of your common stock on the grant date, as indicated on page 27. We note that the option awards listed here have an exercise price of $9.085 whereas the closing market price on the date of grant was $9.17.

Form 10-Q for the Quarter Ended June 30, 2012

Funeral Revenue, page 34

Average Revenue per Funeral Service, page 34

5. Per your disclosure, comparable revenues from funeral operations declined due to a decrease in the number of funeral services performed partially offset by higher average revenue per funeral. Further in your earnings call, you stated that the funeral volume decline was offset by certain of your initiatives including refreshed dignity packaging, receptions and events sales including catering, and e-commerce sales. Please revise your disclosures to address the significant factors contributing to the increase in the average revenue per funeral service. Please provide us with the proposed disclosures that you will include in future filings.

6. Additionally, please expand your disclosure to address how your comparable funeral revenue mix (including more cremations, preneed cancellations, insurance commission, trust fund income, and foreign currency impact) is currently trending and how such trends will impact future funeral gross profits. Please also clarify how you were able to "effectively manage your costs." Please provide us with the proposed disclosures that you will include in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director